December 5, 2014

Via EDGAR

Jennifer Gowetski

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Great Ajax Corp.

Amendment No. 1 to

Draft Registration Statement on Form S-11

Submitted November 10, 2014

CIK No. 0001614806

Dear Ms. Gowetski:

On behalf of our client, Great Ajax Corp. (the “Company”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) an amendment to the above-referenced draft registration statement (referred to herein for ease of reference as the “Amendment 2”). Amendment 2 incorporates responses to the comments transmitted by the Staff to us on December 1, 2014.

Below, we identify in bold the Staff’s comment and note in regular type our response. Page number references in our responses refer to the Amendment to the above-referenced draft registration statement. Amendment 2 includes unaudited financial information for the period from inception through September 30, 2014. As we have discussed with the Staff, it is the Company’s intention to file publicly in mid-December. The public filing will include audited information for the period ended September 30, 2014 and will identify the additional underwriters. We will also update the portfolio information through November 30, 2014 and the anticipated acquisitions through December 31, 2014.

General

1.	We note your response to comment 6 of our letter dated October 21, 2014. As you do not have one full year of operations and you have not specifically identified assets to acquire with the proceeds of this offering, we continue to believe that Guide 5 applies to this offering. Please revise to provide prior performance information, including any adverse business developments experienced by your sponsor or its affiliates. To the extent that you do not believe Aspen Capital has sponsored prior

Great Ajax Corp.

December 5, 2014

programs, please tell us and clarify whether your manager and/or its affiliates have sponsored any investment funds or other vehicles that primarily have invested in real estate or real estate-related investments.

As we indicate in Amendment No. 2, the Company continues to identify non-performing and re-performing loans to acquire for its portfolio. In the prior filing, we identified the loans to be acquired as of November 30, 2014. The Company has completed those acquisitions as well as additional acquisitions that were identified after the November 10, 2014 submission of Amendment No.1. As noted above, we will update the portfolio information through November 30, 2014 in the next filing, which we expect to be a public filing. We believe that a potential investor would be able to identify the types of assets in which the Company will invest the offering proceeds. Also, by the time the Registration Statement is publicly filed, the Company will have a substantial loan portfolio. As noted above, the Company also will include audited financial results for the period from inception to September 30, 2014.

In order to further address the Staff’s concerns, the Company will identify loans to be acquired with substantially all (approximately 75%) of the net proceeds of the offering. We have revised the “Use of Proceeds” section to include a table that will be completed prior to the date of the preliminary prospectus so that investors will have additional information regarding the types of assets to be acquired. We believe that this would mitigate any risks associated with an investment in a “blind pool.”

Prospectus Summary

2.	We note your response to comment 7 of our letter dated October 21, 2014 and the revised disclosure on page ii. Please revise, here or elsewhere, to briefly explain at what point a non-performing or sub-performing loan would be considered a re-performing loan and vice versa. In addition, please confirm that you will provide information regarding the status of your loans on a current as well as historical basis.

We have added disclosure on pages 7 and 91 to provide an explanation regarding the Company’s view as to when a non-performing or sub-performing loan would be considered re-performing and vice versa.

We have provided information on the status of the loans in the portfolio as of October 31, 2014 on pages 6 and 90. We will update this information in conjunction with updating the Company’s overall portfolio information.

3.	We note that you reference the Servicer’s ability to facilitate third party mortgage financing, which you may then acquire, on pages 2, 4, 5 and 13. Please reconcile this with your disclosure on page 20 that you “currently do not expect to acquire newly originated residential mortgage loans.”

Great Ajax Corp.

December 5, 2014

Please see the revised disclosure on page 20.

4.	We note your revised disclosure on page 1 that you “generally securitize” your mortgage loans. Please reconcile this with your disclosure on page 74 that you “generally intend to hold [y]our target assets as long-term investments.”

The Company does not believe that using securitization transactions in order to achieve leverage is inconsistent with holding mortgage loans for investment. The Company intends to securitize mortgage loans to the extent it is able to do so on terms that it believes to be attractive. In Amendment 2, we include a summary of the details of the Company’s second completed securitization. In each securitization, the Company has retained an interest (generally the most subordinated interest) in the trust. We have added disclosure to explain that the securitizations are structured as debt financings, not REMIC sales, and, as such, remain on-balance sheet.

Our Strategy, page 3

5.	We note your response to comment 9 of our letter dated October 21, 2014. Please balance your disclosure regarding your targeted return to discuss how your results of operations may be negatively affected by the fact that your portfolio will consist of higher risk loans, which have higher delinquency and default rates and are more expensive to service than conventional mortgage loans.

We have added additional disclosure on page 4 to balance the positive statements relating to the Company’s targeted returns. As disclosed, the Company’s servicing fees do not change if the status of a loan changes from performing to non-performing and vice versa. Therefore, the servicing expense is known at the time of a loan acquisition and is factored into the analysis of the targeted return.

Our Portfolio, page 6

6.	We note your disclosure that your portfolio information includes information related to loans owned by the Servicer. Please clarify whether these loans will be recorded on the company’s balance sheet, and management’s basis in GAAP for recording the loans as assets of the company if applicable. Please cite any relevant accounting literature in your response.

The Company records the 95% participation interest on its balance sheet. If the loans are subsequently securitized, the loans are deposited in the securitization trust, which is exempt from the regulatory requirement (state ownership restrictions). Concurrently with any securitization, the Company buys the loans from Gregory for deposit into the trust and mortgage ownership passes to the securitization trust. The securitization trust is consolidated with the Company’s financial results.

Great Ajax Corp.

December 5, 2014

Conflicts of Interest, page 14

7.	Please revise this section to clarify that each of your executive officers has a direct interest in the financial success of your Manager or the Servicer, which may encourage them to support strategies that adversely affect you. We note your risk factor disclosure to this effect on page 42.

We have revised our disclosure in this section to clarify that each of the Company’s executive officers, except for the Company’s Chief Financial Officer, has a financial interest in the success of the Manager or the Servicer.

Liquidity and Capital Resources, page 74

8.	Please briefly revise your disclosure to explain how the terms of your 5.19344% Class B1 Notes differ from your 5.19344% Class B-2 Notes.

We have added additional details regarding the characteristics of the Class B-1 and Class B-2 Notes.

Aspen Capital Track Record, page 79

9.	Please balance your disclosure regarding Aspen Capital’s track record to describe any material adverse business developments experienced by Aspen Capital or your management team.

We have revised the disclosure to indicate that: past performance is not indicative of future results; results are necessarily reflective of particular market conditions and current and future market conditions and economic factors, beyond management’s control, and may cause future results to vary; and results were not achieved by a public company (subject to legal and regulatory expenses) nor by an entity organized as a REIT.

Our Portfolio, page 87

10.	We note your disclosure that a significant change in delinquencies for the loans that you own could adversely affect your business and that prepayment rates can change, adversely affecting the performance of your assets. Please revise to provide the delinquency rate and amounts for your loan portfolio. In addition, please revise to provide the prepayment rate of your loan portfolio.

We have included certain delinquency information for the portfolio in aggregate and certain prepayment data for the loans that have been paid off since commencement of operations.

11.	Please revise to provide loan size and origination dates for your loan portfolio or advise.

Great Ajax Corp.

December 5, 2014

The Company has included certain vintage data.

12.	We note your disclosure on the pie chart on the top of page 88 and your disclosure in the narrative at the bottom of page 88 regarding the percentage of your portfolio that are re-performing loans, sub-performing loans and non-performing loans. Please revise to briefly explain why the percentages in the pie chart differ from the percentages in the narrative.

We have corrected the percentages.

Management, page 100

13.	We note your response to comment 26 of our letter dated October 21, 2014. However, we continue to note that page 94 states that Mr. Schaub serves on an internal investment committee for your Manager, and that this affiliation is not disclosed in the Management section. Please advise.

We have revised the disclosure.

Investment Supervisory Committee, page 104

14.	We note your disclosure that this committee oversees the investment operations of the Manager. We further note your risk factor disclosure on page 42 that your board of directors will not approve each investment decision. Please expand upon your disclosure in this section to state how this committee will exercise oversight over the investment operations of the Manager.

Please see the revised disclosure.

Gregory Servicing Agreement, Page 114

15.	We note your disclosure on page 114 that you will reimburse Gregory for “all customary, reasonable and necessary out-of-pocket costs and expenses incurred.” Please clarify whether you reimburse Gregory for salaries of their employees.

We have revised the disclosure to make clear that the Company does not reimburse Gregory for employee salaries.

Financial Statements General

16.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

We have included updated financial information.

Great Ajax Corp.

December 5, 2014

17.	We have considered your responses to our prior comments 32, 33 and 34. We may have further comment once we have reviewed your interim financial statements for the period ended September 30, 2014.

We understand that the Staff may have further comment.

Exhibit 8.1

18.	We note that counsel’s tax opinion is a short-form opinion, yet your disclosure on page 142 indicates that counsel will render the relevant tax opinion in connection with this offering. Please confirm that when the short-form tax opinion is filed, the disclosure in the “Material U.S. Federal Income Tax Considerations” section will clearly identify and articulate the opinion being rendered and will state that such disclosure is the opinion of counsel.

We have submitted a new form of tax opinion.

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We appreciate the Staff’s time and attention to the Amendment and the responses to the Staff’s comments. Please call with any questions.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo